August 15, 2025

J. Michael McGillis
Chief Financial Officer
Claros Mortgage Trust, Inc.
60 Columbus Circle, 20th Floor
New York, NY 10023

       Re: Claros Mortgage Trust, Inc.
           Form 10-K for the fiscal year ended December 31, 2024
           Form 10-Q for the quarterly period ended June 30, 2025
           File No. 001-40993
Dear J. Michael McGillis:

       We have reviewed your August 11, 2025 response to our comment letter and have the following comment.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.
Unless we note otherwise, any references to prior comments are to comments in our August
4, 2025 letter.

Form 10-Q for the quarterly period ended June 30, 2025
Item 2. Management   s Discussion and Analysis of Financial Condition and
Results of
Operations
Results of Operations , page 52

1.     We note your response to comment 1 and that operating expenses for the
Company   s
       real estate owned portfolio are regularly provided to the Chief Operating Decision
       Maker and represent a significant segment expense determined in accordance with
       ASC 280-10-50-26A. As such, please revise your disclosure in future filings to include a detailed description of the components of operating expenses within your consolidated results of operations for the periods presented.
 August 15, 2025
Page 2

        Please contact Jeffrey Lewis at 202-551-6216 or Shannon Menjivar at 202-551-3856
if you have questions regarding comments on the financial statements and related matters.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Real Estate
& Construction